UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 6, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    Stock Exchange Announcement dated 2 November 2011 entitled ‘Transactions in Own Securities’

2.                                    Stock Exchange Announcement dated 3 November 2011 entitled ‘Transactions in Own Securities’

3.                                    Stock Exchange Announcement dated 4 November 2011 entitled ‘Transactions in Own Securities’

4.                                    Stock Exchange Announcement dated 7 November 2011 entitled ‘Transactions in Own Securities’

5.                                    Stock Exchange Announcement dated 8 November 2011 entitled ‘Transactions in Own Securities’

6.                                    Stock Exchange Announcement dated 9 November 2011 entitled ‘Transactions in Own Securities ’

7.                                    Stock Exchange Announcement dated 10 November 2011 entitled ‘Transactions in Own Securities’

8.                                    Stock Exchange Announcement dated 11 November 2011 entitled ‘Transactions in Own Securities’

9.                                    Stock Exchange Announcement dated 14 November, 2011 entitled ‘Transactions in Own Securities’

10.                            Stock Exchange Announcement dated 15 November 2011 entitled ‘Transactions in Own Securities’

11.                            Stock Exchange Announcement dated 16 November 2011 entitled ‘Transactions in Own Securities’

12.                            Stock Exchange Announcement dated 17 November 2011 entitled ‘Transactions in Own Securities’

13.                            Stock Exchange Announcement dated 17 November 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.                            Stock Exchange Announcement dated 18 November 2011 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated 22 November 2011 entitled ‘Transactions in Own Securities’

16.                            Stock Exchange Announcement dated 23 November 2011 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated 24 November 2011 entitled ‘Transactions in Own Securities’

18.                           Stock Exchange Announcement dated 25 November 2011 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated 29 November 2011 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated 30 November 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

2 November 2011

RNS:  3056R

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	1 November 2011

Number of ordinary shares purchased:	15,300,000

Highest purchase price paid per share:	171.6p

Lowest purchase price paid per share:	169.3p

Volume weighted average price per share:	170.4972p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 859,420,618 shares at a cost (including dealing and associated costs) of £1,425,143,408.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 November 2011

Number of ordinary shares transferred:	77,209

Highest transfer price per share:	177.1p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,839,986,922 of its ordinary shares in treasury and has 50,472,599,587 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

3 November 2011

RNS:  3932R

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	2 November 2011

Number of ordinary shares purchased:	11,900,000

Highest purchase price paid per share:	173.65p

Lowest purchase price paid per share:	170.05p

Volume weighted average price per share:	171.7752p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 871,320,618 shares at a cost (including dealing and associated costs) of £1,445,690,953.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 November 2011

Number of ordinary shares transferred:	316,534

Highest transfer price per share:	172.85p

Lowest transfer price per share:	172.85p

Following both the above transactions, Vodafone holds 4,851,570,388 of its ordinary shares in treasury and has 50,461,032,391 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

4 November 2011

RNS:  4821R

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	3 November 2011

Number of ordinary shares purchased:	16,500,000

Highest purchase price paid per share:	174.65p

Lowest purchase price paid per share:	172p

Volume weighted average price per share:	173.843p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 887,820,618 shares at a cost (including dealing and associated costs) of £1,474,524,206.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 November 2011

Number of ordinary shares transferred:	67,642

Highest transfer price per share:	171.8p

Lowest transfer price per share:	171.8p

Following both the above transactions, Vodafone holds 4,868,002,746 of its ordinary shares in treasury and has 50,444,600,033 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 November 2011

RNS:  5661R

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	4 November 2011

Number of ordinary shares purchased:	9,200,000

Highest purchase price paid per share:	175.05p

Lowest purchase price paid per share:	172.8p

Volume weighted average price per share:	174.0579p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 897,020,618 shares at a cost (including dealing and associated costs) of £1,490,620,803.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 November 2011

Number of ordinary shares transferred:	124,230

Highest transfer price per share:	173.4p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,877,078,516 of its ordinary shares in treasury and has 50,435,524,263 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 November 2011

RNS:  6276R

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 November 2011

Number of ordinary shares transferred:	169,529

Highest transfer price per share:	173.65p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,876,908,987 of its ordinary shares in treasury and has 50,435,693,792 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 November 2011

RNS:  7304R

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	8 November 2011

Number of ordinary shares purchased:	16,100,000

Highest purchase price paid per share:	178.7p

Lowest purchase price paid per share:	175p

Volume weighted average price per share:	177.1282p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 913,120,618 shares at a cost (including dealing and associated costs) of £1,519,286,736.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 November 2011

Number of ordinary shares transferred:	77,491

Highest transfer price per share:	172.95p

Lowest transfer price per share:	172.95p

Following both the above transactions, Vodafone holds 4,892,931,496 of its ordinary shares in treasury and has 50,419,671,283 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

10 November 2011

RNS: 8186R

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	9 November 2011

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	177.7p

Lowest purchase price paid per share:	175.15p

Volume weighted average price per share:	176.2195p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 926,120,618 shares at a cost (including dealing and associated costs) of £1,542,314,396.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 November 2011

Number of ordinary shares transferred:	810,858

Highest transfer price per share:	172.85p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,905,120,638 of its ordinary shares in treasury and has 50,407,482,751 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 November 2011

RNS:  9074R

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J .P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	10 November 2011

Number of ordinary shares purchased:	12,100,000

Highest purchase price paid per share:	179.6p

Lowest purchase price paid per share:	174.15p

Volume weighted average price per share:	177.2055p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 938,220,618 shares at a cost (including dealing and associated costs) of £1,563,867,761.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 November 2011

Number of ordinary shares transferred:	33,206

Highest transfer price per share:	176p

Lowest transfer price per share:	176p

Following both the above transactions, Vodafone holds 4,917,187,432 of its ordinary shares in treasury and has 50,395,415,957 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 November 2011

RNS:  9421R

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 November 2011

Number of ordinary shares transferred:	828,238

Highest transfer price per share:	177.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,916,359,194 of its ordinary shares in treasury and has 50,396,244,195 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 November 2011

RNS:  0727S

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	14 November 2011

Number of ordinary shares purchased:	13,200,000

Highest purchase price paid per share:	183.85p

Lowest purchase price paid per share:	181p

Volume weighted average price per share:	181.9323p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 951,420,618 shares at a cost (including dealing and associated costs) of £1,588,007,704.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 November 2011

Number of ordinary shares transferred:	894,457

Highest transfer price per share:	180.05p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,928,664,737 of its ordinary shares in treasury and has 50,386,015,652 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

16 November 2011

RNS:  1556S

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	15 November 2011

Number of ordinary shares purchased:	12,400,000

Highest purchase price paid per share:	183.2p

Lowest purchase price paid per share:	179.2p

Volume weighted average price per share:	181.0243p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 963,820,618 shares at a cost (including dealing and associated costs) of £1,610,571,442.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 November 2011

Number of ordinary shares transferred:	2,178,903

Highest transfer price per share:	180.05p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,938,885,834 of its ordinary shares in treasury and has 50,375,794,555 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 November 2011

RNS:  2446S

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	16 November 2011

Number of ordinary shares purchased:	18,300,000

Highest purchase price paid per share:	176.15p

Lowest purchase price paid per share:	171.85p

Volume weighted average price per share:	174.2671p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 982,120,618 shares at a cost (including dealing and associated costs) of £1,642,628,155.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 November 2011

Number of ordinary shares transferred:	495,409

Highest transfer price per share:	182.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,956,690,425 of its ordinary shares in treasury and has 50,358,069,964 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 November 2011

RNS:  3100S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 16 November 2011 by Computershare Trustees Limited that on 10 November 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 177.25p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	140
Andrew Halford*	140
Matthew Kirk	140
Ronald Schellekens	140

* Denotes Director of the Company

18 November 2011

RNS:  3264S

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	17 November 2011

Number of ordinary shares purchased:	10,400,000

Highest purchase price paid per share:	174.4p

Lowest purchase price paid per share:	171.05p

Volume weighted average price per share:	173.0737p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 992,520,618 shares at a cost (including dealing and associated costs) of £1,660,721,419.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 November 2011

Number of ordinary shares transferred:	5,629

Highest transfer price per share:	180.05p

Lowest transfer price per share:	180.05p

Following both the above transactions, Vodafone holds 4,967,084,796 of its ordinary shares in treasury and has 50,347,675,593 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 November 2011

RNS:  4966S

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	21 November 2011

Number of ordinary shares purchased:	10,700,000

Highest purchase price paid per share:	170.05p

Lowest purchase price paid per share:	167.05p

Volume weighted average price per share:	168.533p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,003,220,618 shares at a cost (including dealing and associated costs) of £1,678,848,223.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 November 2011

Number of ordinary shares transferred:	108,243

Highest transfer price per share:	180.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,977,676,553 of its ordinary shares in treasury and has 50,337,083,836 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

23 November 2011

RNS:  5828S

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	22 November 2011

Number of ordinary shares purchased:	7,400,000

Highest purchase price paid per share:	170.2p

Lowest purchase price paid per share:	167.95p

Volume weighted average price per share:	168.9141p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,010,620,618 shares at a cost (including dealing and associated costs) of £1,691,412,866.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 November 2011

Number of ordinary shares transferred:	3,763

Highest transfer price per share:	170.8p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 4,985,072,790 of its ordinary shares in treasury and has 50,329,687,599 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 November 2011

RNS:  6688S

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	23 November 2011

Number of ordinary shares purchased:	8,400,000

Highest purchase price paid per share:	168.7p

Lowest purchase price paid per share:	166.2p

Volume weighted average price per share:	167.467p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,019,020,618 shares at a cost (including dealing and associated costs) of £1,705,553,244.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 November 2011

Number of ordinary shares transferred:	18,544

Highest transfer price per share:	168.8p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,993,454,246 of its ordinary shares in treasury and has 50,321,316,143 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

25 November 2011

RNS:  7518S

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	24 November 2011

Number of ordinary shares purchased:	13,200,000

Highest purchase price paid per share:	167.65p

Lowest purchase price paid per share:	165.5p

Volume weighted average price per share:	166.513p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,032,220,618 shares at a cost (including dealing and associated costs) of £1,727,647,256.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 November 2011

Number of ordinary shares transferred:	105,215

Highest transfer price per share:	167.9p

Lowest transfer price per share:	167.9p

Following both the above transactions, Vodafone holds 5,006,549,031 of its ordinary shares in treasury and has 50,308,221,358 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 November 2011

RNS:  9210S

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	28 November 2011

Number of ordinary shares purchased:	8,800,000

Highest purchase price paid per share:	169.9p

Lowest purchase price paid per share:	166.25p

Volume weighted average price per share:	168.7413p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,041,020,618 shares at a cost (including dealing and associated costs) of £1,742,573,707.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 November 2011

Number of ordinary shares transferred:	179,170

Highest transfer price per share:	166.35p

Lowest transfer price per share:	166p

Following both the above transactions, Vodafone holds 5,015,169,861 of its ordinary shares in treasury and has 50,299,600,528 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

30 November 2011

RNS:  9977S

VODAFONE GROUP PLC
TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	29 November 2011

Number of ordinary shares purchased:	4,379,320

Highest purchase price paid per share:	170.05p

Lowest purchase price paid per share:	167.4p

Volume weighted average price per share:	168.6991p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,045,399,938 shares at a cost (including dealing and associated costs) of £1,749,999,998.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 November 2011

Number of ordinary shares transferred:	7,462

Highest transfer price per share:	166.35p

Lowest transfer price per share:	166.35p

Following both the above transactions, Vodafone holds 5,019,541,719 of its ordinary shares in treasury and has 55,314,770,389 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 50,295,228,670 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 50,295,228,670.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 6, 2011	By: /s/ R E S MARTIN
	Name:	Rosemary E S Martin
Title: Group General Counsel and Company Secretary